March 29, 2012

Rolaine S. Bancroft
Senior Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:	RBS Commercial Funding Inc. Amendment No. 4 to Registration Statement on Form S-3 File No. 333-177891

Dear Ms. Bancroft,

We are counsel to RBS Commercial Funding Inc. (the “Depositor”).  We wish to draw your attention to the Depositor’s Pre-Effective Amendment No. 4 to the Depositor’s Registration Statement (File No. 333-177891) on Form S-3. The only change made in such Pre-Effective Amendment No. 4 was the increase in the aggregate amount of Securities registered from $1,000,000 to $8,000,000,000.  Enclosed herewith are two copies of Pre-Effective Amendment No. 4, which have been marked to show such changes.  If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

/s/ Patrick T. Quinn
Patrick T. Quinn

cc.           Doug Tiesi
Adam Ansaldi

Patrick T. Quinn   Tel +1 212 504 6067   Fax +1 212 504 6666   pat.quinn@cwt.com